FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of January 2009
Commission File Number: 001-32689
SUNTECH POWER HOLDINGS CO., LTD.
(Translation of registrant’s name into English)
R&D Mansion, 9 Xinhua Road
New District, Wuxi
Jiangsu Province 214028
People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-         N/A

SUNTECH POWER HOLDINGS CO., LTD.
Form 6-K

Page
Signature	3
Exhibit 99.1 — Press Release	4

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUNTECH POWER HOLDINGS CO., LTD.
By:	/s/ Zhengrong Shi
Name:	Dr. Zhengrong Shi
Title:	Chairman and Chief Executive Officer

Date: January 23, 2009

Exhibit 99.1
Suntech Reports Preliminary Fourth Quarter and Full Year 2008 Financial Results
Company Exceeds Fourth Quarter Revenue and Full Year PV Product Shipment Guidance;
Announces Repurchase of $93.8 Million of Convertible Senior Notes
San Francisco and Wuxi, China, January 23, 2009 — Suntech Power Holdings Co., Ltd. (NYSE: STP), the world’s largest photovoltaic (PV) module manufacturer, today announced preliminary financial results for the fourth quarter and full year 2008.
For the fourth quarter of 2008, Suntech expects total net revenues to be in the range of $405 million to $420 million, above previously issued guidance of revenues in the range of $345 million to $360 million. Full year 2008 total net revenues are expected to be in the range of $1.91 billion to $1.93 billion and full year 2008 PV product shipments are expected to be in the range of 493MW to 496MW.
As a result of the rapid decline in silicon prices in the fourth quarter, Suntech expects to make an inventory provision in the range of $46 million to $58 million, which would have a negative impact to the gross margin of 11% to 14%. Fourth quarter 2008 consolidated GAAP gross margin is expected to be in the range of -1% to 2%.
“We are pleased to have exceeded our revised revenue and shipment guidance for the fourth quarter and full year 2008,” said Dr. Zhengrong Shi, Suntech’s Chairman and CEO. “While the weakening macro-economic environment and limited availability of credit has led to rapid changes in market conditions and reduced visibility, we believe that there is relatively strong underlying demand for Suntech products. We also believe that in this challenging environment, customers recognize the value in partnering with Suntech due to our reputation for consistently delivering premium quality modules, record of very successful projects, localized customer service and commitment to solar innovation.”
Convertible Senior Notes Repurchase and Investment Impairment
During the fourth quarter of 2008, Suntech conducted open market repurchases of Suntech’s 0.25% Convertible Senior Notes due 2012. Through December 31, 2008, Suntech re-purchased $93.8 million aggregate principal amount of the Convertible Senior Notes for a total cash consideration of $61.0 million. As a result, Suntech realized a net gain of approximately $30 million. Suntech may from time to time seek to make additional repurchases of its Convertible Senior Notes. Such repurchases, if any, will depend on prevailing market conditions, our liquidity requirements and other factors.
Due to the rapid decline in silicon prices and difficult financing environment, Suntech expects to incur an expense related to the impairment of Suntech’s investments in Nitol Solar and Hoku Materials. The total value of the investment impairment is expected to be in the range of approximately $49 million to $52 million.
As of December 31, 2008, Suntech’s cash and cash equivalents balance was approximately $508 million, which is approximately $113 million higher than the cash and cash equivalents balance at the end of the third quarter of 2008. Cash and cash equivalents increased primarily due to the liquidation of some short term investments and the accelerated collection of some Value Added Tax Recoverable.
Amy Zhang, Suntech’s Chief Financial Officer, said, “The prudent restructuring of our balance sheet enabled us to simultaneously reduce our Convertible Senior Notes commitment and increase our cash balance during the fourth quarter. With our relatively strong financial status, we believe we are well positioned to weather the global economic downturn and capitalize on the long term growth potential of the solar industry.”
The Company also announced that it had reduced the workforce by approximately 800 employees as a result of ongoing performance evaluation in the fourth quarter of 2008. In addition, Suntech suspended the hiring of a further 2,000 new staff in line with the Company’s decision to maintain production capacity at 1GW as a result of the difficult economic environment. Suntech will consider further expansion and hiring when market conditions improve. Suntech’s headcount as of December 31, 2008 was 9,070.
The estimates presented in this press release are preliminary. Adjustments to the estimates and projections set forth in this press release may be identified as a result of, among other things, finalization of the company’s financial closing procedures and external audit process for the year ended December 31, 2008. As such, these estimates and our expectations set forth herein may change materially.
Suntech will hold a conference call to discuss fourth quarter and full year 2008 financial results at 8am EST on February 18, 2009. For further information and dial in details please visit http://www.suntech-power.com under Investor Center: Financial Events.
About Suntech
Suntech Power Holdings Co., Ltd. (NYSE: STP) is the world’s leading solar energy company as measured by production output of solar modules. Suntech designs, develops, manufactures, and markets premium-quality, high-output, cost-effective and environmentally friendly solar products for electric power applications in the residential, commercial, industrial, and public utility sectors. Suntech’s patent-pending Pluto technology for crystalline silicon solar cells improves power output by up to 12% compared to conventional production methods.
Suntech also offers one of the broadest ranges of building-integrated solar products under the MSK Solar Design Line™. Suntech designs and delivers commercial and utility scale solar power systems through its wholly owned subsidiaries Suntech Energy Solutions and Suntech Energy Engineering and will own and operate projects greater than 10 megawatts in the United States through Gemini Solar Development Company, a joint venture with MMA Renewable Ventures. With regional headquarters in China, Switzerland and San Francisco and sales offices worldwide, Suntech is passionate about improving the environment we live in and dedicated to developing advanced solar solutions that enable sustainable development. For more information, please visit www.suntech-power.com.

Safe Harbor Statement
This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements, and includes fourth quarter and full year 2008 net revenues and consolidated gross margin; full year 2008 PV product shipment target; inventory write down expense; Convertible Senior Notes non-cash profit; investment impairment charge; and cash and cash equivalents balance. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in Suntech’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Suntech does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.
For further information, please contact:
In China:
Rory Macpherson
Investor Relations Director
Tel: +86-21-6288-5574
Email: rory@suntech-power.com
In the United States:
Sanjay M. Hurry
Vice President
The Piacente Group, Inc.
Tel: +1-212-481-2050
Email: suntech@tpg-ir.com
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